SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of July, 2005

Bennett Environmental Inc.

(Translation of registrant’s name into English)

000-30946

(Commission File Number)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc.
(Registrant)

Date: July 28, 2005	By:	/s/ Allan G. Bulckaert
	Name:	Allan G. Bulckaert
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated July 27, 2005

Exhibit 99.1

For Immediate Realease

Bennett Announces Second Quarter Results

•	Revenue increases to $6.2 million

•	8,800 tonnes processed/ lower per tonne costs

•	Net loss cut to $1.4 million

•	New business orders total 8,000 tonnes

Oakville ON, July 27, 2005 – Bennett Environmental today announced financial and operating results for the three and six months ended June 30, 2005.

The following table summarizes financial data for the six most recently completed quarters, expressed in Canadian dollars (millions), except per share data:

	2005		2004
	Q2	Q1	Q4	Q3	Q2	Q1
Net Sales	6.2	3.9	4.5	8.0	3.9	8.9
Net Income/(Loss)	(1.4)	(3.6)	(8.3)	(7.8)	(2.2)	(0.3)
Earnings Per Share - Basic	(0.07)	(0.17)	(0.45)	(0.43)	(0.12)	(0.02)
Earnings Per Share - Diluted	(0.07)	(0.17)	(0.45)	(0.43)	(0.12)	(0.02)

Sales for the quarter were $6.2 million compared to $3.9 million a year earlier. Approximately 8,800 tonnes of soil were processed at the Company’s Quebec facility (2004: 4,000 tonnes) and approximately 207,000 kilograms was processed at the Cornwall facility (2004: 200,000 kilograms). Bennett also sent approximately 1,300 tonnes of non-hazardous material to non-Company owned landfill sites. Sales for the Quebec facility were approximately $5.1million and sales for the Cornwall facility were approximately $0.9 million. Sales from land- filling non-hazardous material were $0.2 million.

In the second quarter of 2005 average sales per tonne for soil processing were $575 per tonne, compared to $577 per tonne in 2004. The decline in average sales per tonne occurred because Bennett processed 3,000 tonnes of material at a lower price; this material had a high dioxin content and Bennett processed it as a test burn to successfully demonstrate to the US Environmental Protection Agency (EPA) and Canadian environmental regulators that dioxins could be safely handled, shipped and then treated by the Company in its facilities.

For the quarter ended June 30, 2005 contribution margins (sales less operating expenses) were $1.3 million compared to $0.3 million in the same period a year earlier. On a per tonne basis gross margins improved to approximately $143 per tonne from $64 per tonne in the same period last year.

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While contribution margins were positive in the quarter, they were impacted by high transportation costs and relatively low volumes of soil. In addition, soil that required additional processing time slowed production rates to approximately 5.7 tonnes per hour in the quarter compared to 7.9 tonnes per hour in the second quarter of 2004.

Operating costs in the second quarter of 2005 were $4.9 million compared to $3.6 million for the same period a year ago. Cost per tonne in the second quarter at the Company’s Quebec facilities decreased to $441 from $508 last year. The decrease was related to higher processed volumes of soil and the implementation of cost reduction and productivity improvement programs at the plant. These were partially offset by the lower production rate, and higher freight costs. Operating costs at the Company’s Cornwall facility were $0.5 million compared to $0.8 million a year earlier, reflecting the cost cutting measures put in place during the quarter.

Administration and Business Development costs were $1.9 million in the second quarter of 2005 compared to $2.8 million for the same period a year earlier. Professional fees and insurance costs increased by approximately $1.0 million and were offset by a recovery of approximately $1.5 million from liability insurance claims.

Amortization for the second quarter of 2005 was $1.5 million compared to $0.6 million a year ago. The increase relates to the accelerated amortization of certain assets and licenses purchased from Eli-Ecologic, which are being amortized on a straight-line basis over two years. These assets will be fully amortized by December 2005.

The Consolidated net loss for the quarter was $1.4 million or a loss of $0.07 per share compared to a net loss of $2.2 million or a loss of $0.12 per share in the second quarter of 2004.

For the quarter ended June 30, 2005 cash used for operating activities before changes in operating working capital amounted to $0.6 million (2004: $0.8 million). Cash used by operating working capital was approximately $3.1 million (2004: $0.3 million generated) for a net use of cash from operations of approximately $3.7 million for the quarter. The principal use of cash from operating working capital in the quarter was cash used to fund accounts receivable and accounts payable.

At the end of the quarter the Company had cash and equivalents of $4.3 million and working capital of $20.2 million.

“We are pleased that the improvements we have made to the business are beginning to be demonstrated in the financial results,” said Al Bulckaert, President and CEO. “Our focus on orders, costs and productivity is clearly impacting the bottom line.”

“Compliance testing for Belledune is scheduled to take place in the third quarter of 2005. Once the compliance test is complete, we will be shutting the Plant down until we have sufficient volumes to run the plant efficiently.”

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“We ended the quarter with an inventory of 4,400 tonnes of soil. We expect to process approximately 14,000 tonnes in the quarter at the Quebec facility, and to exit the quarter with a soil backlog. Our degree of visibility is improving and the Company expects to process 45,000 to 50,000 tonnes for the full year. While this progress is encouraging, it remains too early to provide a full year earnings forecast given that litigation issues have not yet been resolved.”

“The Company and the Quebec Ministry of Sustainable Development and Parks have continued to work co-operatively to develop an action plan that is acceptable to the Ministry regarding the operation of the plant and to ensure that the plant meets or exceeds levels of emissions established by the Ministry. This has been a long process but it is expected that the discussions will be completed during the third quarter,” concluded Mr Bulckaert.

Six Months Ended June 30

For the first six months ended June 30, 2005 revenue was $10.1 million compared to $12.8 million a year earlier. Approximately 13,000 tonnes were processed at the Company’s Quebec facility, 408,000 kilograms was processed at the Cornwall facility, and Bennett sent 6,400 tonnes of non-hazardous material to landfill sites. In the first half of 2004 the Company processed approximately 24,000 tonnes of soil, while 457,000 kilograms of material was processed in Cornwall and the Company land-filled approximately 9,075 metric tonnes.

Contribution margins in the first six months of 2005 were approximately $1.2 million compared to $3.5 million a year earlier. On a per tonne basis the contribution margin was $91 per tonne compared to $147 a year earlier.

The consolidated net loss for the six months ended June 30, 2005 was $5.0 million compared to $2.5 million for the same period in 2004.

Bennett Environmental Inc. will hold its Q2-05 Investor Conference Call on Thursday, July 28th, 2005 at 2:00 PM (Eastern Time). During the call, management will discuss results for the Second Quarter of 2005 together with its progress and plans for 2005. In order to join the call, you may dial 1-877-563-8311. A webcast of the call will be broadcast live on the Company’s website at www.bennettenv.com.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert or Andy Boulanger at the Oakville office at (905) 339-1540.

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FORWARD LOOKING STATEMENTS

Certain statements contained in this press release and in certain documents incorporated by reference into this press release constitute forward-looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of this press release. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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BENNETT ENVIRONMENTAL INC.

Consolidated Balance Sheets

(Expressed in Canadian dollars)

As at June 30, 2005 with comparative figures

as at December 31, 2004

	June 30 2005	December 31 2004
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	$4,329,331	$15,180,060
Accounts receivable	16,020,695	14,316,648
Deferred costs	345,981	331,709
Income Tax Receivable	3,868,120	3,417,204
Note Receivable	315,000	315,000
Prepaid expenses and other	1,870,299	1,199,871

Total Current Assets	26,749,426	34,760,492

Future Income Tax Asset	3,272,253	891,826
Property plant and equipment	48,165,412	48,920,377
Other assets	4,453,489	4,793,069
Goodwill	646,638	646,638

	$83,287,218	$90,012,402

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$4,131,490	$6,646,005
Deferred revenue	1,484,295	661,557
Current portion of long-term debt	908,488	1,218,405

	6,524,273	8,525,967

Long-term debt	1,483,045	1,483,045
Shareholders’ equity
Share capital	67,637,008	67,644,681
(Common shares outstanding 21,415,940 (2004 – 21,415,940)
Contributed surplus	1,906,610	1,595,205
Retained earnings	5,736,282	10,763,504

	75,279,900	80,003,390

	$83,287,218	$90,012,402

See accompanying notes to interim consolidated financial statements.

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BENNETT ENVIRONMENTAL INC.

Consolidated Statement of Operations and Retained Earnings

(unaudited)

(Expressed in Canadian dollars)

For the Three and Six-Month Periods Ended June 30, 2005 with comparative figures for June 30, 2004

	6 months ended		3 months ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Sales	$10,077,107	$12,836,827	$6,160,128	$3,894,643

Expenses
Operating costs	8,849,643	9,309,846	4,870,385	3,626,903
Administration and business development	6,617,953	5,828,772	1,941,661	2,746,786
Amortization	2,427,191	1,281,724	1,456,946	624,387
Foreign exchange	130,781	(75,140)	173,649	(71,452)
Interest expense	78,373	48,301	72,354	22,733

	18,103,941	16,393,503	8,514,995	6,949,357

Loss before undernoted	(8,026,834)	(3,556,676)	(2,354,867)	(3,054,714)
Gain on investment	175,000	—	175,000	—
Interest and other income	214,444	250,077	40,150	129,198

Loss before income taxes	(7,637,390)	(3,306,599)	(2,139,717)	(2,925,516)

Income tax (recovery) expense
Current	(229,291)	(1,260,296)	(119,674)	(1,318,061)
Future	(2,380,877)	438,960	(607,617)	542,965

	(2,610,168)	(821,336)	(727,291)	(775,096)

Loss for the period	(5,027,222)	(2,485,263)	(1,412,426)	(2,150,420)

Retained earnings, beginning of period	10,763,504	29,298,743	7,148,708	28,963,900

Retained earnings, end of period	$5,736,282	$26,813,480	$5,736,282	$26,813,480

Basic earnings per share	(0.23)	(0.14)	(0.07)	(0.12)

Diluted earnings per share	$(0.23)	$(0.14)	$(0.07)	$(0.12)

See accompanying notes to interim consolidated financial statements.

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BENNETT ENVIRONMENTAL INC.

Consolidated Statement of Cash Flows

(unaudited)

(Expressed in Canadian dollars)

For the Three and Six-Month Periods Ended June 30, 2005 with comparative figures for June 30, 2004

	6 months ended		3 months ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
CASH PROVIDED BY (USED IN):
Operations
Loss for the period	$(5,027,222)	$(2,485,263)	$(1,412,426)	$(2,150,420)

Items not involving cash
Amortization	2,427,191	1,281,724	1,456,946	624,387
Equity investment loss	—	66,600	—	33,301
(Gain) loss on disposal of capital assets	(1,120)	—	4,391	—
Stock-based compensation	311,405	388,118	151,019	169,059
Gain on investments	(175,000)	—	(175,000)	—
Future income taxes (recovery)	(2,380,877)	438,960	(607,619)	542,965

Change in non-cash operating working capital
Accounts receivable	(1,704,047)	6,164,107	(1,860,330)	3,258,897
Deferred costs	(14,272)	—	771,856	—
Prepaid expenses and other	(670,428)	(990,756)	763,484	92,603
Work-in-progress	—	113,920	—	56,960
Accounts payable and accrued liabilities	(2,514,062)	(5,793,674)	(2,869,004)	(1,636,499)
Income taxes receivable/payable	(450,916)	(4,197,220)	(341,301)	(1,378,988)
Deferred revenue	822,740	(814,409)	411,077	(93,321)

	(9,376,608)	(5,877,893)	(3,706,907)	(481,056)

Investments:
Proceeds on disposal of investments	175,000	—	175,000	—
Proceeds on disposal of capital assets	65,000	—	57,000	—
Purchase of capital assets	(1,284,700)	(18,320,391)	(193,623)	(8,919,696)
Increase in license, permits and other assets	(111,831)	(754,044)	(26,908)	(348,368)

	(1,156,531)	(19,074,435)	11,469	(9,268,064)

Financing:
Repayments of long-term debt	(309,917)	(108,959)	(184,917)	(2,183)
Issuance of common shares net of share issue costs	(7,673)	26,415,418	—	460,216

	(317,590)	26,306,459	(184,917)	458,033

Increase (decrease) in cash and cash equivalents	(10,850,729)	1,354,131	(3,880,355)	(9,291,087)

Cash and cash equivalents, beginning of period	15,180,060	12,586,353	8,209,686	23,231,571

Cash and cash equivalents, end of period	$4,329,331	$13,940,484	$4,329,331	$13,940,484

See accompanying notes to interim consolidated financial statements.

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Notes to the Interim Consolidated Financial Statements (Unaudited)

1. Basis of Presentation:

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and accordingly, do not include all disclosures required for annual financial statements. These consolidated financial statements follow the same accounting policies and methods of their applications as the most recent annual financial statements except as disclosed herein. In the opinion of management, all adjustments, including reclassifications and normal recurring adjustments necessary to present fairly the financial position, results of operations and retained earnings, and cash flows at June 30, 2005 and for all periods presented, have been made. Interim results are not necessarily indicative of the results for a full year.

These interim consolidated financial statements should be read in conjunction with the December 31, 2004 annual financial statements and notes thereto included in the 2004 Annual Report.

2. Change in accounting policies:

Effective January 1, 2005, The company adopted Accounting Guideline 15, “Consolidation of Variable Interest Entities (“VIEs”)”, issued by the Canadian Institute of Chartered Accountants. VIEs are entities that have insufficient equity and/or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The guideline provides specific guidance for determining when an entity is a VIE and who, if anyone, should consolidate the VIE. The adoption of this standard did not have a material impact on the consolidated interim financial statements.

3. Share Capital:

A. The issued share capital of the Company is as follows:

	Number of Common Shares	Amount
Balance at December 31, 2004
Shares repurchased in 2004 and held in treasury	21,427,440	$67,716,560

Issued during the period ended June 30, 2005 for:	(11,500)	(71,879)
Share issue costs	—	(7,673)

Balance at June 30, 2005	21,415,940	$67,637,008

B.	Stock option activity for the six months ended June 30, 2005 is as follows:

Shares
Outstanding, December 31, 2004	1,031,451
Granted	60,000
Cancelled/Expired	(208,500)

Outstanding, June 30, 2005	882,951

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The options were issued in the six months period ended June 30, 2005 with a weighted average exercise price of $4.43 per share. The weighted average grant date fair value of the options was $4.49 per share.

4. Sales – Saglek project:

The Saglek project consisted of work in northern Labrador for Defense Construction Canada with respect to tendered and non-tendered specifications. The project started in 2002 and was substantially completed in the third quarter of 2004.

During the third quarter of 2004, the Saglek project was substantially completed with revenue being recognized using the percentage of completion method and approximately 7,000 tonnes of material from Saglek was processed. Over the course of the entire project, the Company excavated approximately 56,000 tonnes of soil and processed approximately 44,000 tonnes of material in its facilities. The volume of material processed was approximately 4,600 tonnes less than originally estimated for 2004 because the project ended sooner than expected.

The Company has submitted a claim for payment of all the extra expense relating to the removal of these unanticipated materials. The Company is endeavouring to recover these costs but a provision with respect to a portion of such costs has been recorded as there is no assurance all the costs will be recovered.

5. Segmented information:

A.	Geographic information:

The Company operates and manages its business in a single reporting operating segment, the business of remediating contaminated soil and other waste materials. All significant capital assets are located in Canada. Sales for the quarter ended June 30, 2005 and 2004 to customers domiciled in the United States amounted to $2,906,943 and $ 3,407,972 respectively (6 months ended June 30, 2005 - $3,682,747; 2004 - $6,349,764) and in Canada amounted to $3,253,185 and $486,671 respectively (6 months ended June 30, 2005 - $ 6,394,260; 2004 - $6,487,063).

B.	Major customers:

For the quarter ended June 30, 2005 and 2004, revenues from two customers, represented approximately 27% and 25% and 35% and 41% respectively (6 months ended June 30, 2005; 2004 – 32% and 46%; 2004 – 35% and 42%).

6. Related party transactions

In the quarter ended June 30, 2005 and 2004, the Company expensed legal fees of $400,923 and $40,566 respectively, (6 months ended June 30, 2005 - $1,150,651; $ 2004 - $172,354) to two legal firms of which two directors are associated.

In the quarter ended June 30, 2005 and 2004, the Company paid consulting fees of $27,554 and $48,585 respectively, (6 months ended June 30, 2005 - $127,554; 2004- $97,171) to a company owned by a director and officer of the Company.

In the quarter ended June 30, 2005, the Company sold its investment in a company to a related party for $250,000 including cash of $175,000 and a parcel of land adjacent to the facility valued at $75,000. The land has not yet been recorded as title is conditional upon municipal approval.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7. Contingencies

Subsequent to June 30, 2005, the Federal Court of Appeal upheld the Federal Court Judge Harrington’s order to quash the decision by the former Environment Minister, the Hon. David Anderson, to form a panel to review Bennett Environmental’s thermal oxidizer in Belledune, New Brunswick. The subject of the decision is the facility in Belledune, New Brunswick which arose as a

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result of the public’s concerns regarding whether there were likely to be any transboundary environmental effects as a result of the operation of the facility. A study group of federal officials had previously concluded that any such effects were unlikely.

Other than that, no significant developments have occurred since disclosure was made on March 16, 2005 in our annual audited financial statements (Note 16) dated as of March 16, 2005.

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